Mail Stop 3233

                                                            October 4, 2018

Via E-mail
Daniel Miller, Chief Executive Officer
Steward Realty Trust
900 Camp Street, 3rd Floor
New Orleans, LA 70130

       Re:     Steward Realty Trust
               Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted September 10, 2018
               CIK No. 0001735770

Dear Mr. Miller:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated September 5, 2018 and the revised disclosure regarding the provisions in your subscription agreement designating
       New York as the sole and exclusive forum for certain claims against you and waiving the right to trial by jury. We further note Section 8.06 of your bylaws designates the Circuit
       Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the
       United States District Court for the District of Maryland, Baltimore Division, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by your stockholders. Please revise to clarify and discuss how the exclusive forum provisions are intended to operate given the two different exclusive forum provisions. In addition, please revise your subscription agreement to clarify that, by agreeing to the waiver of trial by jury provision, investors will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated
 Daniel Miller
Steward Realty Trust
October 4, 2018
Page 2

       thereunder. Also, please revise the subscription agreement to state that the waiver of trial by jury provision applies to federal securities laws claims.

2. We note your response to comment 3 of our letter dated September 5, 2018 that you are investing in loans on the same terms as are offered to lenders by the borrowers on the platform www.gosteward.com. We further note your description of "Steward" and its business on www.gosteward.com and the disclosure in the offering circular. Please revise for consistency.

Compensation of Directors and Executive Officers, page 42

3. We note your revised disclosure on page 42 that the company currently compensates only one of its officers, Mr. Woods. Please revise to quantify the compensation that you have paid to Mr. Woods.

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Peter McPhun at (202)551-3581 or Wilson Lee at
(202)551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.


                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities
cc: Jeanne Campanelli, Esq. (via e-mail)